                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 2 )*

                             Medical Graphics Corporation
                          -------------------------------
                                   (Name of Issuer)

                            Common Stock, $0.05 par value
                         ---------------------------------
                            (Title of Class of Securities)

                                      584907109
                    -----------------------------------------
                                    (CUSIP Number)

                                 Thomas G. Lovett IV
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                             Minneapolis, Minnesota 55402
                              Telephone:  (612) 371-3270
                              --------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  November 12, 1997
                                 ------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.    /  /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page  1 of  5 Pages
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------------------------------
 CUSIP NO.   584907109                                 Page _____ of ____ Pages
             ----------
-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       FAMCO II LIMITED LIABILITY COMPANY, IRS ID # 41-1870858
       FAMILY FINANCIAL STRATEGIES, INC., AS ITS MANAGER,
       IRS ID # 41-1835679

--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                                                             (a) /  /

                                                             (b) /  /
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See instructions)

       WC, BK
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            /   /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION     (UNITED STATES)

      FAMCO II LIMITED LIABILITY COMPANY - DELAWARE;  FAMILY FINANCIAL
       STRATEGIES, INC. - MINNESOTA

--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

   NUMBER OF         686,869
     SHARES     ----------------------------------------------------------------
  BENEFICIALLY
    OWNED BY     8   SHARED VOTING POWER
      EACH      ----------------------------------------------------------------
   REPORTING     9   SOLE DISPOSITIVE POWER
     PERSON
      WITH           686,869
                ----------------------------------------------------------------

                10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       686,869
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   (See instructions)                             /   /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See instructions)

       OO, IA, CO
--------------------------------------------------------------------------------


                                  Page 2 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

    (a)  NAME OF ISSUER

         Medical Graphics Corporation
         Common Stock, $.05 par value

    (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

         350 Oak Grove Parkway
         St. Paul, MN 55127

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) NAME. This statement is being jointly filed by FAMCO II Limited Liability Company ("FAMCO II") and its Manager, Family Financial Strategies, Inc. ("FFS"). FAMCO II is the record holder of the stock and FFS is a registered investment adviser.

    (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE. The principal address of FAMCO II and FFS is:

         Interchange Tower
         600 South Highway 169
         Suite 850
         St. Louis Park, MN 55426-1204

    (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT.  N/A

    (d)  CRIMINAL PROCEEDINGS.  None.

    (e)  LITIGATION.  None.

    (f) CITIZENSHIP. FAMCO II is a Delaware limited liability company. FFS is a Minnesota corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Certain funds used in making the investment by FAMCO were borrowed from a bank in the ordinary course of business on behalf of FAMCO II and certain of its members.

                                  Page 3 of 5 Pages
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ITEM 4.  PURPOSE OF TRANSACTION.

    FAMCO II has acquired the securities described in Item 3 above for investment purposes.

    FAMCO II may, from time to time (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to FAMCO II) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

    FAMCO II and FFS have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

    (a) FAMCO II acquired and FFS, as the Manager of FAMCO II, is deemed to have acquired beneficial ownership of 121,212 shares of common stock, $.05 par value, of the Company (the "Common Stock") at a purchase price of $4.125 per share pursuant to a Stock Purchase Agreement dated November 10, 1997 (the "Agreement") by and among the Company and FAMCO II, Special Situations Fund III, L.P., Special Situations Private Equity Fund L.P. and Special Situations Cayman Fund L.P. (the "Investors"). In addition, FAMCO II and FFS are deemed to beneficially own an additional 121,212 shares of Common Stock as described below. Under the terms of the Agreement, (i) the Company may require the Investors to purchase an additional 121,212, 375,000, 500,000 and 125,000 shares, respectively, or (ii) the Investors may at their options purchase such additional shares. If neither the Company nor the Investors exercise their respective options, such options expire without further effect.
    Therefore, the total amount beneficially owned by FAMCO II and FFS is 686,869 shares of Common Stock consisting of (i) 121,212 shares pursuant to the Agreement, (ii) 121,212 shares deemed beneficially owned by virtue of the right to purchase said shares under the Agreement, and (iii) 444,445 shares issuable upon conversion of Class A Stock, previously reported on a Schedule 13D.

    (b) The responses of FAMCO II and FFS to Items (7) through (11) of the portions of the cover page of this Schedule which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

    (c) Other than the transactions described in Item 3 above, FAMCO II and FFS have not effected any transactions in the Common Stock during the past sixty days.

    (d)   Not applicable.

    (e)   Not applicable.

                                  Page 4 of 5 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

    Other than the Agreement referred to in Item 5, there are no contracts, arrangements, understandings or relationships between FAMCO II or FFS and any person with respect to any securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit       Title
-------       -----

   1          Joint Filing Agreement

   2          Promissory Note

   3          Stock Purchase Agreement dated November 10, 1997

   4 Registration Rights Agreement, applicable to shares purchased pursuant to the November 10, 1997 Stock Purchase Agreement



                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 1997               FAMCO II LIMITED LIABILITY COMPANY
                                       By Its Manager
                                       Family Financial Strategies, Inc.


                                       By:   /s/ John D. Wunsch
                                           ----------------------------------
                                          Its: Chief Executive Officer

                                  Page 5 of 5 Pages